FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 24th April 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 24 April 2013, London, U.K. Results Announcement for the first quarter 2013 GSK delivers Q1 2013 core EPS of 26.9p and dividend of 18p

Core results*
	Q1 2013
	£m	CER%	£%
Turnover	6,471	(2)	(3)
Core operating profit	1,925	(11)	(6)
Core earnings per share	26.9p	(6)	-

Total results
	Q1 2013
	£m	CER%	£%
Turnover	6,471	(2)	(3)
Operating profit	1,580	(26)	(22)
Earnings per share	19.9p	(30)	(25)

Summary

■	Group sales -2% reflecting continued contribution from key growth drivers offset by expected demanding prior year comparisons:
	-	Sales +2% excluding divestments (primarily Vesicare and non-core OTC brands)
	-	Pharmaceuticals and Vaccines sales -2%: US -6% (+4% excl. Vesicare with strong respiratory and oncology performances), Europe -3%, EMAP +8%, Japan -8% (+11% excl. Cervarix)
	-	Consumer Healthcare +1% (+6% excluding divestments)

■	Continued R&D pipeline progress:
	-	Positive FDA Advisory Committee recommendation for use of Breo Ellipta in treatment of COPD; FDA Action date 12 May
	-	MEK monotherapy, MEK/BRAF combination use and albiglutide filed in Europe; dolutegravir granted Priority Review in US; Anoro Ellipta filed in Japan

■	Continued delivery of financial efficiencies, strong cash generation and returns to shareholders:
	-	Adjusted net cash inflow from operating activities of £1.4 billion (Q1 2012: £1.1 billion)
	-	Initial phases of new major change programme, including European restructuring, progressing well
	-	Q1 core tax rate 22.4% reflecting benefit of US R&D tax credit; continue to expect full year core tax rate of around 24%
	-	Q1 dividend: 18p, +6%; continuing to target share repurchases for the year at £1-2 billion

■	Further measures to drive strategic focus and improve growth profile:
	-	Strategic review of Lucozade and Ribena completed; decision to pursue divestment subject to appropriate value realisation
	-	Pharmaceutical tail brands (with 2012 sales of around £3 billion from over 50 brands) to be formed into a Global Established Products portfolio; co-ordinated and reported separately from January 2014

■	2013 expectations for sales growth (~1%) and core EPS growth (3-4%) unchanged (both at CER)

The full results are presented under 'Income Statement' on page 22 and Core results reconciliations are presented on pages 34 to 35.
*  * For explanations of the measures 'Core results', 'Adjusted net cash inflow from operating activities' and 'CER', see page 20.

GSK's strategic priorities

We have focused our business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve our long term financial performance:

·	Grow a diversified global business
·	Deliver more products of value
·	Simplify the operating model

Chief Executive Officer's review

This quarter marks continued strategic delivery for GSK with sales and earnings in line with our expectations, significant pipeline progress and further growth in our returns to shareholders through a 6% increase in the dividend.  We are also announcing additional measures to improve the Group's focus and long term growth profile.

As we have previously highlighted, 2013 is a key year for R&D pipeline delivery.  While we await a final US regulatory decision in May on Breo Ellipta, I was very pleased with the positive recommendation of last week's Advisory Committee.  During the quarter we also filed our MEK inhibitor monotherapy and MEK/BRAF combination use for melanoma and albiglutide for type 2 diabetes in Europe.  This means all six of the key assets we recently highlighted are now under regulatory review in both the US and Europe.  I was also delighted that dolutegravir, our integrase inhibitor for HIV, has been granted priority review by FDA, with an Action Date now set for 17 August.

Our existing business has started the year as expected with quarterly reported sales down 2% as continued strong contributions from our key growth businesses were offset by several demanding year-on-year comparators.  These particularly related to the conclusion of our co-promotion agreement on Vesicare in the US and the divestment of the Group's non-core OTC brands globally in 2012.  Excluding divestments, total sales grew 2% reflecting ex-divestment growth of 6% in Consumer Healthcare and 1% in our Pharmaceuticals and Vaccines business, including EMAP sales growth of 8%.  We remain on track to deliver reported full year sales growth of around 1% CER for the Group.

In the US, we see further signs of improved performance.  Reported Pharmaceuticals and Vaccines sales declined 6%, but excluding Vesicare grew 4%.  This was primarily driven by strong performances from our respiratory business (+7%) and from new products including Promacta and Votrient.

European Pharmaceuticals and Vaccines sales fell 3%.  This is an improvement on performance in recent quarters, largely reflecting the fact that some government price cuts implemented in 2011 and early 2012 have now annualised.  Nevertheless, the commercial environment in Europe remains challenging and unpredictable, and we continue to be cautious about the outlook here.

As we announced in February this year we are implementing a major new change programme designed to improve the competitiveness of our European Pharmaceuticals business and also restructure our manufacturing and R&D businesses to simplify our operating model and release resources.  The initial phases of these programmes are progressing well and remain on track to deliver total annual savings of at least £1 billion by 2016.  In the short term, the benefits of our restructuring programmes are not only helping to offset some of the margin pressure we are seeing due to the changing shape of our business but also are supporting the investment behind our continuing preparations for the launch of the pipeline.

In addition, we continue to deliver financial efficiencies with the effective tax rate in line with our targets for the full year, including the benefit this quarter of a US R&D credit, taking the effective rate for the first quarter to 22.4%.  These efficiencies contributed to the delivery of first quarter core EPS of 26.9p and we continue to expect to deliver full year EPS growth of 3-4% (CER).

The Group generated adjusted net cash inflows from operating activities of £1.4 billion during the quarter compared with £1.1 billion a year ago, benefiting from continued improvement in our working capital programmes.  This performance underpins our strategy to improve cash returns to shareholders, demonstrated by a further 6% increase in the Q1 dividend to 18p.  We continue to target total share repurchases for the year of £1-2 billion.

Finally, we are today announcing further incremental measures to reshape our business, improve our strategic focus and enhance our growth profile.

In April 2013, we completed the strategic review of our nutritional drinks brands Lucozade and Ribena and concluded that the tremendous growth potential of these iconic brands, particularly outside the 'core' Western markets, could be better leveraged by companies with existing category presence and infrastructure in these regions.  As a result, we have decided to pursue the divestment of these brands, subject to the realisation of appropriate value for GSK shareholders.

During 2013 we also plan to create a Global Established Products portfolio of our pharmaceutical tail products, which is expected to include over 50 brands with annual sales of around £3 billion.  The portfolio will be co-ordinated by a distinct team focused on driving increased efficiencies and value across this portfolio, including in manufacturing, and better coordination of tendering and procurement opportunities.  Sales of these products will be reported separately from 1 January 2014.

In closing, I would also like to take the opportunity to thank our employees, in particular the many teams across the Group whose hard work and commitment has allowed us to make such significant progress on the pipeline in recent months.

Sir Andrew Witty Chief Executive Officer

A video interview with CFO Simon Dingemans discussing today's results is available on www.gsk.com

All forward looking statements are based on 2012 restated numbers adjusted for IAS 19R, at CER and barring unforeseen circumstances.  See 'Cautionary statement regarding forward-looking statements' on page 20.

Group performance

Group turnover by division, geographic region and segment

Group turnover by division	Q1 2013
	-----------------------------------
	£m	Growth CER%
	------------	------------
Pharmaceuticals	4,444	(1)
Vaccines	680	(11)
	------------	------------
Pharmaceuticals and Vaccines	5,124	(2)
Consumer Healthcare	1,347	1
	------------	------------
	6,471	(2)
	------------	------------

Group turnover by geographic region	Q1 2013
	-----------------------------------
	£m	Growth CER%
	------------	------------
US	2,070	(5)
Europe	1,847	(4)
EMAP	1,661	6
Japan	510	(6)
Other	383	(1)
	------------	------------
	6,471	(2)
	------------	------------
Group turnover outside US and Europe	2,554	2
	------------	------------

Group turnover by segment		Q1 2013
		-----------------------------------
		£m	Growth CER%
		------------	------------
Pharmaceuticals and Vaccines
-	US	1,696	(6)
-	Europe	1,268	(3)
-	EMAP	1,119	8
-	Japan	447	(8)
-	ViiV Healthcare	318	(5)
-	Other trading and unallocated pharmaceuticals	276	(2)
		------------	------------
Pharmaceuticals and Vaccines		5,124	(2)
Consumer Healthcare		1,347	1
		------------	------------
		6,471	(2)
		------------	------------

Turnover - Q1 2013

Total Group turnover for Q1 2013 was £6,471 million, down 2%.  Excluding the impact of disposals, primarily the conclusion of the Vesicare co-promotion agreement in the US in Q1 2012 and the non-core OTC brands divested in H1 2012, turnover grew 2%.  Pharmaceuticals and Vaccines turnover fell by 2%, but grew 1% excluding disposals.  Pharmaceuticals turnover declined 1%, but excluding disposals, grew 3%, as continued growth in EMAP and Japan and an improved performance in the US were partly offset by ongoing austerity pressures in Europe.  Worldwide Vaccines turnover fell 11%, reflecting the adverse comparison with strong Cervarix sales in Japan in Q1 2012 that benefited from the final stage of the HPV catch-up vaccination programme.  Excluding Cervarix in Japan, Vaccines sales grew 2%, reflecting continued growth in EMAP and a stronger performance in Europe.  Consumer Healthcare turnover increased 1% to £1,347 million, but excluding the non-core OTC brands divested in H1 2012, turnover grew 6%.

In the US, Pharmaceuticals and Vaccines turnover fell 6%, with Pharmaceuticals down 6% and Vaccines down 3%.  Pharmaceuticals turnover was significantly impacted by the loss of sales of Vesicare following the conclusion of the co-promotion agreement in Q1 2012.  Excluding Vesicare, US Pharmaceuticals turnover grew 5%.  Sales of Respiratory products grew 7% to £920 million, led by an 8% growth in Advair sales.  Oncology products also performed well, growing 24% to £88 million.  Votrient was the main driver, with sales more than doubling to £33 million.  These gains were partially offset by the impact in the quarter of the launch of further generic competition to Lamictal, down 23% to £66 million and Duac, down 75% to £4 million.  The 3% decline in Vaccines sales primarily resulted from lower sales of Hepatitis vaccines following a return to the market of competing vaccines during the second half of 2012.

Europe Pharmaceuticals and Vaccines turnover fell 3% to £1,268 million, with the decline primarily attributable to price reductions.  Pharmaceutical sales fell 4% to £1,031 million.  The Oncology products, particularly Votrient, performed well, as did Avodart, but this growth was offset by generic competition to a number of older products.  Seretide sales declined 2% to £370 million, again primarily driven by price reductions.  Vaccines sales grew 4%, in part due to higher flu vaccines sales during the quarter.

EMAP Pharmaceuticals and Vaccines turnover grew 8% to £1,119 million, with particular contributions from Middle East/Africa, up 15% to £302 million, and China, up 19% to £199 million.  Pharmaceuticals sales grew 8%, led by Augmentin (up 27% to £103 million) which was adversely impacted in Q1 2012 by the phasing of shipments following earlier supply interruptions, and Seretide, up 8% to £106 million.  Vaccines sales increased 7% to £225 million, largely reflecting the phasing of tender deliveries, particularly of Synflorix, in Middle East/ Africa and Brazil.

Japan Pharmaceuticals and Vaccines turnover fell 8% to £447 million, as a 12% growth in Pharmaceuticals sales was more than offset by the 88% decline in Vaccines sales.  Strong growth of the Respiratory products, Xyzal and Veramyst, together with Relenza, was partly offset by continued generic erosion to Paxil.  Vaccines sales were impacted by the adverse comparison of Cervarix with Q1 2012, which benefited from the final stages of the HPV vaccination programme.

ViiV Healthcare turnover fell 5% to £318 million as the impact of continued competition to older products more than offset the growth generated by Selzentry and Epzicom.

Consumer Healthcare turnover, excluding the non-core OTC brands divested in H1 2012, grew 6%, with growth spread evenly across the four categories.  Growth in both the US and Europe was helped by positive stocking patterns in the quarter.  In the Rest of World markets, strong growth in India, the Middle East and Latin America was partly offset by a decline in sales in China, primarily due to new 'behind-the-counter' requirements for Contac.  Reported Consumer Healthcare turnover grew 1% to £1,347 million.

Core operating profit and margin

Core operating profit	Q1 2013
	-------------------------------------------------------
	£m	% of turnover	Growth CER %
	------------	------------	------------
Turnover	6,471	100	(2)

Cost of sales	(1,847)	(28.5)	8
Selling, general and administration	(1,955)	(30.2)	2
Research and development	(857)	(13.2)	(4)
Royalty income	113	1.6	56
	------------	------------	------------
Core operating profit	1,925	29.7	(11)
	------------	------------	------------

Core profit before tax	1,760		(12)
Core profit after tax	1,366		(8)
Core profit attributable to shareholders	1,298		(8)
Core earnings per share	26.9p		(6)
	------------		------------

Core operating profit by division	Q1 2013
	-------------------------------------------------------
	£m	Margin %	Growth CER %
	------------	------------	------------
Pharmaceuticals	1,767	39.8	(6)
Vaccines	179	26.3	(35)
	------------	------------	------------
Pharmaceuticals and Vaccines	1,946	38.0	(10)
Consumer Healthcare	225	16.7	(3)
	------------	------------	------------
	2,171	33.5	(9)
Corporate & other unallocated costs	(246)		2
	------------	------------	------------
Core operating profit	1,925	29.7	(11)
	------------	------------	------------

Core operating profit by segment		Q1 2013
		-------------------------------------------------------
		£m	Margin %	Growth CER %
		------------	------------	------------
Pharmaceuticals and Vaccines
-	USA	1,193	70.3	(7)
-	Europe	699	55.1	3
-	EMAP	337	30.1	5
-	Japan	257	57.5	(12)
-	ViiV Healthcare	205	64.5	(15)
-	Pharmaceutical R&D	(686)		(1)
-	Other trading and unallocated pharmaceuticals	(59)	(21.4)	>100
		------------	------------	------------
Pharmaceuticals and Vaccines		1,946	38.0	(10)
Consumer Healthcare		225	16.7	(3)
		------------	------------	------------
		2,171	33.5	(9)
Corporate & other unallocated costs		(246)		2
		------------	------------	------------
Core operating profit		1,925	29.7	(11)
		------------	------------	------------

Core operating profit - Q1 2013
Core operating profit was £1,925 million, an 11% decrease in CER terms on a turnover decline of 2% CER.  The operating margin decreased by 1.1 percentage points to 29.7% compared with Q1 2012.  The margin included the net benefit of exchange gains, principally on settled intercompany transactions, of £82 million (Q1 2012: £17 million charge).  Excluding currency effects, the margin decreased 2.7 percentage points, of which 2.3 percentage points reflected the benefit to Q1 2012 of the settlement of a royalty agreement and the conclusion of the Vesicare agreement.  The remaining margin movement reflected an expected higher cost of sales and increased SG&A, partly offset by a decline in R&D expenditure and increased royalty income.

Cost of sales was 28.5% of turnover compared with a relatively low percentage of 25.9% in Q1 2012, which benefited by 1.2 percentage points from the settlement in Q1 2012 of a royalty agreement and the conclusion of the Vesicare agreement.  The additional increase in cost of sales of 1.4 percentage points was due to the expected impact of the unwinding of costs of manufacturing volume shortfalls, as well as adverse mix effects, partially offset by ongoing cost management.

SG&A costs as a percentage of sales were 30.2% compared with 30.9% in Q1 2012.  Excluding currency effects, the SG&A percentage increased 1.1 percentage points, of which 0.8 percentage points was due to the benefit to Q1 2012 of the conclusion of the Vesicare agreement .  The balance of the increase reflected investments in growth businesses and new product launches, partially offset by ongoing cost management.

R&D expenditure declined 4% to £857 million (13.2% of turnover) compared with £895 million in Q1 2012 (13.5% of turnover) reflecting the phasing of ongoing project spending and continuing cost management.

Royalty income was £113 million (Q1 2012: £72 million), the increase predominantly due to a prior year catch-up adjustment.

Core net income and core earnings per share - Q1 2013
Net finance expense was £176 million compared with £168 million in Q1 2012, despite an increase in net debt since March 2012 of £6.5 billion, reflecting the benefits of our strategy to improve the funding profile of the Group.  Net debt in the quarter increased by £1.4 billion, of which £0.7 billion was due to exchange movements, particularly the translation of US Dollar debt into Sterling.  A further £0.6 billion arose from the completion of the acquisition of further shares in GlaxoSmithKline Consumer Healthcare Ltd in India.

Tax on core profit amounted to £394 million and included the recognition of US R&D credits which are reflected in the effective core tax rate of 22.4% (Q1 2012: 25.9%).  The Group still expects a core tax rate for the full year 2013 of around 24%.

Core EPS of 26.9p decreased 6% in CER terms and was flat at actual exchange rates.

Revision of IAS 19 'Employee benefits'
IAS 19 (Revised) has been implemented by GSK from 1 January 2013.  The main effect is that the expected returns on pension scheme assets has been replaced by income calculated using the same discount rate as that used to measure the pension obligations.  This discount rate is based on market rates for high quality corporate bonds.  As a consequence, pension scheme costs in the income statement will be higher under IAS 19 (Revised) and this impacted Q1 2013 core operating profit by £40 million and core EPS by 0.6p.  The results for 2012 have been restated, and the effect of the change on Q1 2012 results, was to reduce core operating profit for the quarter by £23 million (full year 2012: £92 million) and core EPS by 0.4p (full year 2012: 1.3p).

Outlook for 2013
In 2013, GSK expects core EPS growth of 3-4% CER with turnover growth of around 1% CER.  This is calculated off the restated IAS 19 (Revised) base of 111.4p for 2012 and includes the impact of IAS 19 (Revised) in 2013.

Currency impact
The Q1 2013 results are based on average exchange rates, principally £1/$1.56, £1/€1.19 and £1/Yen 142.  Comparative exchange rates are given on page 32.  The period end exchange rates were £1/$1.52, £1/€1.18 and £1/Yen 143.

Core EPS for Q1 2013 of 26.9p was down 6% in CER terms and flat at actual rates.  The currency impact reflected the weakening of Sterling against the US Dollar, the Euro and a number of other currencies, together with the impact of higher exchange gains on settled intercompany transactions during the quarter, partially offset by the strength of Sterling against the Japanese Yen.

If exchange rates for the major currencies were to hold at the Q1 2013 period end rates for the rest of 2013, the estimated positive impact on 2013 sterling turnover would be around 1.5%, and if there were no further exchange gains or losses, the estimated positive impact on 2013 sterling core EPS would be around 3%.

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q1 2013			Q1 2012
	------------------------------------------------------------			------------------------------------------------------------
	Operating profit £m	Profit after tax £m	EPS p	Operating profit (restated) £m	Profit after tax (restated) £m	EPS (restated) p
	------------	------------	------------	------------	------------	------------
Core results	1,925	1,366	26.9	2,048	1,401	26.9

Intangible asset amortisation	(134)	(97)	(2.0)	(104)	(74)	(1.5)
Intangible asset impairment	1	1	-	(52)	(36)	(0.7)
Major restructuring costs	(86)	(145)	(3.0)	(81)	(63)	(1.2)
Legal costs	(66)	(54)	(1.1)	(33)	(28)	(0.6)
Acquisition accounting and other	(60)	(42)	(0.9)	236	173	3.5
	------------	------------	------------	------------	------------	------------
	(345)	(337)	(7.0)	(34)	(28)	(0.5)
	------------	------------	------------	------------	------------	------------
Total results	1,580	1,029	19.9	2,014	1,373	26.4
	------------	------------	------------	------------	------------	------------

Full reconciliations between core results and total results are set out on pages 34 to 35 and the definition of core results is set out on page 20.

Total operating profit and total earnings per share - Q1 2013
Total operating profit was £1,580 million compared with £2,014 million in Q1 2012, which benefited from the profit on disposal of the North American non-core OTC brands.  The non-core items resulted in total charges of £345 million in the quarter (Q1 2012: total charges of £34 million).

The intangible asset amortisation of £134 million (Q1 2012: £104 million) included £23 million related to the amortisation of the Benlysta intangible asset acquired as part of the HGS acquisition.

Major restructuring charges of £86 million (Q1 2012: £81 million) comprised £61 million under the Operational Excellence programme, £16 million under the Major Change programme and £9 million related to the acquisition of HGS.  The Operational Excellence restructuring programme has delivered approximately £2.6 billion of annual savings and remains on track to deliver £2.8 billion of annual savings by 2014.  The Major Change programme focuses on opportunities to simplify our supply chain processes, build the Group's capabilities in manufacturing and R&D, and restructure our European Pharmaceuticals business.  The programme is expected to cost £1.5 billion, of which the non-cash charge will be £350 million, and is expected to deliver annual pre-tax savings of at least £1.0 billion by 2016.

Legal charges of £66 million (Q1 2012: £33 million) principally related to provisions for existing product liability matters.

Acquisition accounting and other adjustments of £60 million (Q1 2012: £236 million credit) included items related to the consolidation of major acquisitions, adjustments on the completion of asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.  The adjustment in Q1 2012 included a £236 million profit on the disposal of the non-core OTC brands.

The charge for taxation on total profits amounted to £382 million and represented a total effective tax rate of 27.1% (Q1 2012: 26.0%), reflecting the differing tax effects of the various non-core items.  It also included a deferred tax charge of £79 million related to the unwinding of deferred profit in inventory, as existing inventory produced prior to the 2012 restructuring of the supply chain is sold.  See 'Taxation' on page 31.

Total EPS was 19.9p for the quarter, compared with 26.4p in Q1 2012, a decline of 30% compared with Q1 2012, primarily as a result of the significant asset disposal profits recognised in Q1 2012 which were not repeated in Q1 2013, and higher restructuring costs in this quarter.  Non-core items totalled 7.0p (Q1 2012: 0.5p) and included the deferred tax charge of £79 million (1.6p) referred to above.

Cash generation and conversion

Cash flow and net debt

	Q1 2013	Q1 2012 (restated)
	------------	------------
Net cash inflow from operating activities (£m)	1,247	1,012
Adjusted net cash inflow from operating activities* (£m)	1,385	1,072
Free cash flow* (£m)	777	687
Adjusted free cash flow* (£m)	915	747
Free cash flow growth (%)	13%	15%
Free cash flow conversion* (%)	90%	56%
Net debt (£m)	15,406	8,876
	------------	------------

* Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 20 .

The net cash inflow from operating activities for the period was £1,247 million (Q1 2012: £1,012 million).  Excluding legal settlements of £138 million (Q1 2012: £60 million), the adjusted net cash inflow from operating activities was £1,385 million (Q1 2012: £1,072 million), a 29% increase in sterling terms over 2012.  This primarily reflected the impact of a reduced level of working capital outflows.

Free cash flow was £777 million.  Excluding legal settlements, adjusted free cash flow was £915 million (Q1 2012: £747 million), the increase largely reflecting the impact of a reduced level of working capital outflows, partly offset by increased expenditure on property, plant and equipment.  The Group paid dividends to shareholders of £870 million, and spent £47 million on repurchasing shares.

At 31 March 2013, net debt was £15.4 billion, compared with £14.0 billion at 31 December 2012, comprising gross debt of £19.3 billion and cash and liquid investments of £3.9 billion.  The increase in net debt reflected the increase in the shareholding in the Group's Indian consumer healthcare subsidiary from 43.2% to 72.5% at a cost of £588 million, together with the translation impact on US dollar denominated debt of a stronger US Dollar at the period end.  At 31 March 2013, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £2,023 million with loans of £1,031 million repayable in the subsequent year.

Working capital

	31 March 2013	31December 2012	30 September 2012	30 June 2012	31 March 2012
	------------	------------	------------	------------	------------
Working capital conversion cycle* (days)	203	194	213	212	215
Working capital percentage of turnover (%)	22	21	23	22	22
	------------	------------	------------	------------	------------

* Working capital conversion cycle is defined on page 20.

Working capital increased by £202 million in Q1 2013 compared with an increase of £438 million in Q1 2012.  In the quarter, the working capital conversion cycle increased by nine days to 203 days, predominantly reflecting increases in inventory related to seasonal products.

Compared with Q1 2012, the conversion cycle improved from 215 days to 203 days, reflecting improvements in conversion for inventory and payables.

Returns to shareholders

GSK's commitment is to use free cash flow to support increasing dividends, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions.

Quarterly dividends
The Board has declared a first interim dividend of 18 pence per share (Q1 2012: 17 pence per share).

Payment of dividends
The equivalent interim dividend receivable by ADR holders is 55.0224 cents per ADS based on an exchange rate of £1/$1.5284.  The ex-dividend date will be 8 May, with a record date of 10 May and a payment date of 11 July 2013.

	Paid/ payable	Pence per share	£m
	------------	------------	------------
2013
First interim	11 July 2013	18	872
		------------	------------
2012
First interim	5 July 2012	17	846
Second interim	4 October 2012	17	830
Third interim	3 January 2013	18	870
Fourth interim	11 April 2013	22	1,069
		------------	------------
		74	3,615
		------------	------------

Share repurchases
During the quarter, GSK repurchased 3.4 million shares at a cost of £52 million including a quarter-end settlement accrual of £5 million.  GSK continues to target share repurchases of £1-2 billion during 2013 where this use of funds delivers an attractive return.  The company issued 10.1 million shares under employee share schemes amounting to £120 million (Q1 2012: £112 million).

The weighted average number of shares for Q1 2013 was 4,834 million, compared with 4,963 million in Q1 2012.

Divisional performance

Pharmaceutical sales summary

	Q1 2013
	------------------------------------
	£m	CER%
	------------	------------
Respiratory	1,936	6
Anti-virals	183	3
Central nervous system	362	(8)
Cardiovascular and urogenital	558	(24)
Metabolic	45	42
Anti-bacterials	339	7
Oncology and emesis	221	23
Dermatology	199	(6)
Rare diseases	113	12
Immuno-inflammation	29	>100
ViiV Healthcare (HIV)	318	(5)
Other	141	(21)
	------------	------------
	4,444	(1)
	------------	------------

Respiratory

Q1 2013 (£1,936 million; up 6%)
Respiratory sales in the quarter grew 6% to £1,936 million, with strong growth in all regions apart from Europe. Seretide/Advair sales were up 4% to £1,309 million, Flixotide/Flovent sales increased 7% to £213 million, and Xyzal sales grew 64% to £52 million.  Ventolin sales grew 4% to £162 million.

In the US, Advair (ICS/LABA combination) and Flovent (single agent ICS) have both benefited from overall prescription volume growth in the controller market (LABA, ICS and anti-cholinergic products) which grew 5% in the quarter.  Advair sales growth for the quarter of 8% was just below estimated underlying growth of 9%, which represented a 2% volume decline offset by an 11% positive impact of price and mix.  (All market growth data based on weekly IMS Health data).

In the US, Flovent sales increased 13% to £129 million with an estimated underlying growth of 11% (flat volume and an 11% positive impact of price and mix). Ventolin reported sales in the US grew 9% to £76 million, with estimated underlying growth of approximately 18% (8% volume increase plus 10% positive impact of price and mix).

European Respiratory sales were down 3% reflecting the impact of ongoing austerity measures. Seretide sales were down 2% to £370 million, reflecting pricing reductions of 2% and flat volume.

Respiratory sales in EMAP grew 8%.  Seretide grew 8% to £106 million with strong growth in China, Brazil and Saudi Arabia, and Ventolin sales were flat at £41 million.

In Japan, Respiratory sales grew 24% to £188 million, with strong growth from Xyzal, up 72% to £49 million, and Veramyst, up 64% to £32 million, driven by a strong start to the pollen season. Adoair sales grew 4% to £63 million.

Anti-virals

Q1 2013 (£183 million; up 3%)
The 3% growth in Anti-virals sales largely resulted from increased sales of Relenza in Japan

Central nervous system

Q1 2013 (£362 million; down 8%)
Declines in Lamictal sales of 9% to £133 million, Seroxat/Paxil sales of 15% to £73 million and Requip sales of 29% to £31 million, all primarily as a result of generic competition, led to the 8% fall in sales of the category.

In the US, as expected, generic competition to Lamictal XR started in the quarter and the Lamictal franchise fell 23% to £66 million.  In Japan, continued generic competition to Paxil resulted in a 13% decline in the category.

Cardiovascular and urogenital

Q1 2013 (£558 million; down 24%)
Sales in the category fell 24% as a result of the impact of the conclusion of the Vesicare co-promotion agreement in Q1 2012.  Excluding Vesicare, sales were flat.

The Avodart franchise grew 10% to £203 million with growth driven by strong contributions from the recent launches of the combination product Duodart/Jalyn in Europe and of Avodart in Japan.  In the US, the decline in
Avodart sales more than offset growth in Jalyn, and combined sales fell 3%.

Lovaza fell 3% to £148 million primarily as a result of a continued decline in the non-steroidal dyslipidemia prescription market.

Metabolic

Q1 2013 (£45 million; up 42%)
The increase in Metabolic product sales primarily reflected higher sales of Avandia (£5 million in Q1 2013 compared with net returns of £8 million, driven by the US, in Q1 2012) and higher sales of Prolia in Europe and EMAP.

Anti-bacterials

Q1 2013 (£339 million; up 7%)
Anti-bacterials sales grew 7%, almost entirely driven by Augmentin in EMAP, which grew 27% to £103 million, in part due to the phasing of shipments in Q1 2012 as a result of some earlier supply interruptions.

Oncology and emesis

Q1 2013 (£221 million; up 23%)
Three new products, Votrient (more than doubling to £71 million), Promacta (up 48% to £40 million) and Arzerra (up 67% to £21 million) all continued to drive the category growth.  Tykerb/Tyverb sales fell 13% to £52 million and both Hycamtin in Europe and Argatroban in the US were adversely affected by generic competition.

In the US, Votrient (more than doubling to £33 million) benefited from the recent launch of a new indication for use in advanced soft-tissue sarcoma.  Sales of Promact a grew 45% to £16 million, reflecting the continued effect of longer-term use data that was added to the label in 2011 and the benefit of a new indication for thrombocytopenia associated with Hepatitis C received during Q1 2013.

Dermatology

Q1 2013 (£199 million; down 6%)
Sales declined 6% to £199 million, primarily as a result of the decline in the US (down 32% to £41 million) which continued to suffer from the impact of generic competition to Evoclin, Extina and Duac.  European sales (up 11% to £42 million) benefited from the acquisition of Toctino (£6 million of sales in Q1 2013) in H2 2012.  EMAP sales grew 6% to £99 million, reflecting strong growth in the promoted brands of Dermovate and Bactroban.

Rare diseases

Q1 2013 (£113 million; up 12%)
Volibris grew 25% to £34 million, led by a strong performance in Japan. Mepron sales increased 44% to £23 million helped by a favourable adjustment to US accruals for returns and rebates recorded in the quarter.  Flolan sales fell 20% to £27 million, largely as a result of the biennial price reduction in Japan in Q2 2012 and continued generic competition in Europe.

Immuno-inflammation

Q1 2013 (£29 million; up >100%)
Benlysta sales were £29 million, of which £27 million arose in the US.  Total in-market sales of Benlysta in Q1 2012 were £21 million (£20 million in the US). In the US, prior to completion of the acquisition of Human Genome Sciences (HGS) in Q3 2012, HGS was responsible for 50% of the commercial effort for Benlysta.  The post-acquisition restructuring of the commercial organisation supporting Benlysta has been significant and was substantially completed by the end of Q1 2013.

ViiV Healthcare (HIV)

Q1 2013 (£318 million; down 5%)
ViiV Healthcare sales declined by 5%, with the US down 10%, Europe down 6%, and EMAP up 2%.  Sales growth in Epzicom/Kivexa (up 6% to £169 million) and Selzentry (up 28% to £37 million) were more than offset by declines in the mature portfolio, including Combivir (down 6% to £33 million), Trizivir (down 11% to £24 million) and Epivir (down 15% to £11 million).  Reported growth for both Combivir and Epivir in the US included a net benefit from stocking patterns and favourable adjustments to previous accruals for returns and rebates.

Vaccines sales

Q1 2013
------------------------------------
	£m	CER%
	------------	------------
Total Vaccines sales	680	(11)
	------------	------------

Q1 2013 (£680 million; down 11%)
The 11% decline in Vaccines sales was attributable to the adverse comparison with strong Cervarix sales in Q1 2012, which benefited from final stages of the HPV vaccination catch-up programme in Japan.  Cervarix sales declined 69% to £40 million.  Excluding Cervarix in Japan, Vaccines sales increased by 2% reflecting continued growth in EMAP and a stronger performance in Europe.

Synflorix sales increased 23% to £90 million, largely reflecting the timing of tenders in Middle East/Africa and Brazil.

Infanrix/Pediarix sales increased 10% to £178 million, with growth primarily reflecting stronger tender shipments in EMAP during Q1 2013. Sales in the US were flat in part due to a withdrawal from the CDC stockpile that GSK expects to re-supply in the future.

Sales of hepatitis vaccines fell 10% to £139 million largely as a result of the return of competing vaccines to the US market during the second half of 2012.

Fluarix/Flulaval sales were £15 million in the quarter compared with £7 million in Q1 2012, and included the benefits of a favourable adjustment of £4 million to accruals for returns in the US. Rotarix sales grew 7% to £80 million, with growth in the US, Europe and EMAP.

Sales from new pharmaceutical and vaccine launches

	Q1 2013
	------------------------------------
	£m	CER%
	------------	------------
Arzerra	21	67
Benlysta	29	>100
Duodart/Jalyn	48	41
Lamictal XR	25	(26)
Nimenrix	1	-
Potiga/Trobalt	3	>100
Prolia	10	100
Synflorix	90	23
Votrient	71	>100
Xgeva	1	-
Dermatology	2	(20)
	------------	------------
	301	47
	------------	------------

New products are those launched in the last five years (2009 to 2013 inclusive).  Total sales of new products were £301 million, grew 47% in the quarter and represented 6% of Pharmaceuticals and Vaccines turnover.

Nimenrix was approved by the European Medicines Agency in April 2012 for active immunisation against invasive meningococcal disease caused by Neisseria meningitidis serogroups A,C, W-135 and Y.  Launches are now underway in several countries throughout Europe.

Fluarix quadrivalent, the first four-strain intramuscular influenza vaccine to help prevent disease caused by seasonal influenza, was approved by the FDA in December 2012 for use in adults and children (three years and older).  Launch of Fluarix quadrivalent is expected in time for the 2013/14 influenza season.

Consumer Healthcare

	Q1 2013
	------------------------------------------------------------------------
Turnover			Growth excluding non-core OTC products
	£m	CER%	CER%
	------------	------------	------------
Total wellness	516	(5)	8
Oral care	480	5	5
Nutrition	280	6	6
Skin health	71	6	6
	------------	------------	------------
Total	1,347	1	6
	------------	------------	------------

	Q1 2013
	------------------------------------------------------------------------
Turnover			Growth excluding non-core OTC products
	£m	CER%	CER%
	------------	------------	------------
USA	238	3	7
Europe	448	(5)	4
Rest of World	661	5	7
	------------	------------	------------
Total	1,347	1	6
	------------	------------	------------

Q1 2013 (£1,347 million; 1%)
Consumer Healthcare turnover grew 1% in the quarter.  Excluding the non-core OTC brands that were divested in H1 2012, turnover grew 6% reflecting overall growth in each category and in all three regions.

Total wellness sales were down 5% to £516 million, but excluding the non-core OTC brands that were divested in H1 2012, the category grew 8%.  A severe cold and flu season drove strong growth of several respiratory brands including Coldrex (up 63%), Beechams (up 52%) and Panadol Cold and Flu (up 20%). Eno (Gastro-intestinal health) grew 23% driven by a strong performance in emerging markets. Panadol for Pain management, the category's largest brand, grew 4%.  The restocking of alli also occurred in both the US and Europe.  Growth contributions within the category were partly offset by a 40% reduction in sales of Contac, due to new 'behind-the-counter' shelving requirements in China, together with lower sales of Fenbid in China (which is expected to register lower sales for the remainder of the year as a result of mandated price reductions) and declines in Breathe Right and Tums, both impacted by stocking patterns in the US.

Oral care sales were up 5% to £480 million.  Strong growth contributions from the Sensodyne Sensitivity and Acid Erosion business (up 10%) and denture care brands (up 11%) helped offset a decline in sales of Aquafresh (down 10%).

Nutrition sales grew 6% in the quarter.  The category performance was driven by strong growth of Horlicks in India (up 16%) and Boost energy drink (up 23%). Ribena sales grew 2% but Lucozade was down 2%.

Skin health sales grew 6% to £71 million led by Abreva growth of 31% reflecting continued progress of the new Abreva Conceal brand and strong seasonal demand in the US.

Growth in Rest of World markets of 7%, excluding the non-core OTC products, reflected strong growth across most categories and markets, particularly India, offset by a 21% reduction of sales in China, mainly due to the reduction in sales of Contac and Fenbid.

Europe sales grew 4%, as the benefits from the restocking of alli and strong Respiratory health sales were partly offset by lower sales of Lucozade, which was down 7%.

In the US sales grew 7%, as the restocking of alli and strong sales of Abreva offset the impact of adverse stocking patterns on Breathe Right and Tums.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  R&D expenditure for Q1 2013 is analysed below.

	Q1 2013 £m	Q1 2012 (restated) £m
	------------	------------
Discovery	181	185
Development	384	418
Facilities and central support functions	122	128
	------------	------------
	687	731
Vaccines	125	125
Consumer Healthcare	45	39
	------------	------------
Core R&D	857	895
Amortisation and impairment of intangible assets	24	77
Major restructuring costs	6	2
Acquisition accounting and other	17	-
	------------	------------
Total R&D	904	974
	------------	------------

GSK's Phase III/Registration Pharmaceuticals and Vaccines pipeline

The table below is provided as part of our quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement.  There were several news events for late-stage pipeline assets in this quarter and these are listed in the table below.  Phase III study for Benlysta in ANCA positive vasculitis commenced in Q1 and this has been added to the table.

At the R&D Late-Stage Pipeline Review on 3 December 2012, the following 14 assets were listed as expecting to deliver Phase III data during 2013 and 2014: Votrient (ovarian), MAGE-A3 (melanoma & NSCLC), Tykerb (breast, head & neck and gastric cancers), darapladib (atheroslorosis - event driven), Arzerra (first line and relapsed CLL), drisapersen (DMD), dabrafenib + trametinib combination use (metastatic melanoma), fluticasone furoate (asthma), mepolizumab (severe asthma), Benlysta subcutaneous (SLE), vercirnon (Crohn's disease), migalastat (Fabry's disease), Herpes Zoster vaccine, dolutegravir-Trii (HIV).

Since Q4 2012, the following pipeline milestones have been achieved:

·	filing of trametinib and trametinib + dabrafenib combination use in EU - EMA's CHMP has granted accelerated assessment of this application;
·	priority review granted by FDA for dolutegravir;
·	announced data from dolutegravir SAILING study vs raltegravir in treatment-experienced patients
·	filing of albiglutide in EU;
·	start of national approvals of Fluarix quadrivalent flu vaccine in Europe;
·	FDA AdCom for Breo Ellipta;
·	approval of Arzerra for refractory CLL in Japan;
·	start of Phase III study for Benlysta in ANCA positive vasculitis;
·	filing of Votrient for renal cell carcinoma in Japan;
·	drisapersen Phase IIb data presented at Cold Spring Harbor conference on RNA & oligonucleotides and Muscular Dystrophy Association conference;
·	filing of Anoro Ellipta for COPD in Japan.

There are 7 major filings of new drugs with regulators
·	Relvar/Breo Ellipta (asthma and COPD in EU, COPD in US; FDA AdCom recommended approval (17 April 2013);
·	trametinib (MEK) (filed in US & EU - granted accelerated assessment in EU);
·	dabrafenib (BRAF) (filed in US & EU);
·	trametinib + dabrafenib in combination use (filed in EU - granted accelerated assessment in EU);
·	albiglutide (filed in US and EU);
·	Anoro Ellipta (UMEC/VI) COPD (filed in US and EU);
·	dolutegravir (filed in US & EU; granted priority review by FDA).

Biopharmaceuticals		US	EU	News update in the quarter
Arzerra (ofatumumab)	CLL (first line & relapsed)	Ph III	Ph III	Relapsed/refractory CLL approved in Japan on 25 March 2013.
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III	Ph III
Benlysta (i.v.)	vasculitis	Ph III	Ph III	Announced start of Phase III study on 3 April 2013.
albiglutide	Type 2 diabetes	Filed Jan 2013	Filed Mar 2013	Filed in EU on 7 March 2013.
sirukumab	Rheumatoid arthritis	Ph III	Ph III
mepolizumab	Severe asthma	Ph III	Ph III
Cardiovascular & Metabolic		US	EU	News update in the quarter
darapladib	Atherosclerosis	Ph III	Ph III
Immuno-inflammation
vercirnon (1605786, CCX282)	Crohn's disease	Ph III	Ph III
Neurosciences		US	EU	News update in the quarter
IPX066	Parkinson's disease	n/a	Ph III	EU filing strategy under review.
Oncology		US	EU	News update in the quarter
Promacta/Revolade	Hepatitis C thrombocytopaenia	Approved Nov 2012	Filed May 2012
Votrient (pazopanib)	Ovarian	Ph III	Ph III	Data in-house, met primary endpoint, and will be presented at upcoming scientific conference. Filed for Renal Cell Carcinoma in Japan on 29 March 2013.
Tykerb/Tyverb	Metastatic breast cancer - dual blockade	Ph III	Filed Feb 2012
	Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III	Data in-house, did not meet primary endpoint, and will be presented at upcoming scientific conference.
trametinib (MEK inhibitor)	Metastatic melanoma	Filed Aug 2012	Filed Feb 2013	Filed in EU on 7 February 2013 - EMA granted accelerated assessment.
dabrafenib (BRAF inhibitor)	Metastatic melanoma	Filed July 2012	Filed July 2012
trametinib + dabrafenib in combination use	Metastatic melanoma	Ph III	Filed Feb 2013	Filed in EU on 7 February 2013 - EMA granted accelerated assessment.
	Adjuvant melanoma	Ph III	Ph III
Respiratory		US	EU	News update in the quarter
Relvar/Breo Ellipta (FF/VI)	COPD	Filed July 2012	Filed June 2012	FDA AdCom recommended approval (17 April 2013).
	Asthma	Ph III	Filed June 2012
Anoro Ellipta (umeclidinium bromide (UMEC) + vilanterol (VI))	COPD	Filed Dec 2012	Filed Jan 2013	Filed in Japan on 22 April 2013.
umeclidinium bromide (UMEC)	COPD	Ph III	Ph III
vilanterol (VI)	COPD	Ph III	Ph III
fluticasone furoate (FF)	Asthma	Ph III	Ph III
Rare Diseases		US	EU	News update in the quarter
migalastat HCl	Fabry disease	Ph III	Ph III
drisapersen	Duchenne muscular dystrophy		Ph III	Phase IIb data (Study DMD114117) presented at Cold Spring Harbor (11 April) and Muscular Dystrophy Association (23 April) congresses.
2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)		Ph II/III
Vaccines		US	EU	News update in the quarter
Nimenrix (MenACWY)	MenACWY prophylaxis	Ph II	Approved Apr 2012
MAGE-A3	Melanoma	Ph III	Ph III
	NSCLC	Ph III	Ph III
Quadrivalent flu	Influenza prophylaxis	Approved Dec 2012	Approved Mar 2013	European approvals in March 2013.
Herpes zoster	Shingles prophylaxis	Ph III	Ph III
Mosquirix (RTS,S)	Malaria prophylaxis	n/a	n/a
HIV (ViiV Healthcare)		US	EU	News update in the quarter
dolutegravir (S/GSK1349572)	HIV integrase inhibitor	Filed Dec 2012	Filed Dec 2012	FDA granted priority review in February 2013. Announced data from SAILING study vs raltegravir in treatment-experienced patients on 6 March 2013.
dolutegravir-Trii	HIV integrase inhibitor + abacavir + lamivudine fixed dose combination	Ph III	Ph III

Definitions

Core results
Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) on the settlement of litigation and government investigations, and acquisition accounting adjustments relating to the consolidation of material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income and other items, together with the tax effects of all of these items.  GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group's results more comparable with the majority of its peers.

CER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Factors that may affect the Group's operations are described under 'Risk Factors' in the 'Financial review & risk section' in the company's Annual Report 2012 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2012.

Contacts

UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Mary Rhyne Stephen Rea	+1 919 483 0492 +1 215 751 4394	(North Carolina) (Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi Lucy Budd Tom Curry Gary Davies James Dodwell Jeff McLaughlin	+44 (0) 20 8047 3289 +44 (0) 20 8047 2248 +1 215 751 5419 +44 (0) 20 8047 5503 +44 (0) 20 8047 2406 +1 215 751 7002	(London) (London) (Philadelphia) (London) (London) (Philadelphia)

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the 'Group' - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline's website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales. Registered number: 3888792

Financial information

Income statement

	Q1 2013 £m	Q1 2012 (restated) £m
	------------	------------
TURNOVER	6,471	6,640

Cost of sales	(1,976)	(1,818)
	------------	------------
Gross profit	4,495	4,822

Selling, general and administration	(2,080)	(2,142)
Research and development	(904)	(974)
Royalty income	113	72
Other operating (expense)/income	(44)	236
	------------	------------
OPERATING PROFIT	1,580	2,014

Finance income	23	28
Finance expense	(203)	(196)
Share of after tax profits of associates and joint ventures	11	10
	------------	------------
PROFIT BEFORE TAXATION	1,411	1,856

Taxation	(382)	(483)
Tax rate %	27.1%	26.0%
	------------	------------
PROFIT AFTER TAXATION FOR THE PERIOD	1,029	1,373
	------------	------------

Profit attributable to non-controlling interests	68	65
Profit attributable to shareholders	961	1,308
	------------	------------
	1,029	1,373
	------------	------------

EARNINGS PER SHARE	19.9p	26.4p
	------------	------------

Diluted earnings per share	19.6p	26.0p
	------------	------------

Statement of comprehensive income
	Q1 2013 £m	Q1 2012 (restated) £m
	------------	------------
Profit for the period	1,029	1,373

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	75	126
Fair value movements on available-for-sale investments	93	(8)
Deferred tax on fair value movements on available-for-sale investments	(3)	(5)
Reclassification of fair value movements on available-for-sale investments	(3)	-
Fair value movements on cash flow hedges	4	-
Deferred tax on fair value movements on cash flow hedges	(1)	(2)
Reclassification of cash flow hedges to income statement	(2)	-
Share of other comprehensive (expense)/income of associates and joint ventures	(1)	30
	------------	------------
	162	141
	------------	------------
Items that will not be reclassified to income statement:
Actuarial gains on defined benefit plans	721	319
Deferred tax on actuarial movements in defined benefit plans	(181)	(86)
	------------	------------
	540	233
	------------	------------
Other comprehensive income for the period	702	374
	------------	------------
Total comprehensive income for the period	1,731	1,747
	------------	------------

Total comprehensive income for the period attributable to:
Shareholders	1,629	1,684
Non-controlling interests	102	63
	------------	------------
	1,731	1,747
	------------	------------

Pharmaceuticals and Vaccines turnover
Three months ended 31 March 2013

	Total		USA		Europe		EMAP		Rest of World
	---------------------------		---------------------------		--------------------------		-----------------------------		---------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	1,936	6	920	7	489	(3)	214	8	313	15
Avamys/Veramyst	80	22	11	(21)	17	-	16	23	36	60
Flixonase/Flonase	39	(2)	2	(71)	8	-	13	18	16	13
Flixotide/Flovent	213	7	129	13	33	(3)	15	15	36	(8)
Seretide/Advair	1,309	4	688	8	370	(2)	106	8	145	3
Serevent	33	(13)	13	(8)	14	(18)	1	-	5	(14)
Ventolin	162	4	76	9	33	-	41	-	12	-
Xyzal	52	64	-	-	-	-	4	(25)	48	75
Zyrtec	24	8	-	-	-	-	9	11	15	7
Other*	24	(12)	1	(50)	14	(18)	9	-	-	100

Anti-virals	183	3	17	45	16	(27)	88	1	62	8
Hepsera	27	(7)	-	-	-	-	21	(5)	6	(14)
Valtrex	55	(6)	11	57	7	(30)	9	13	28	(16)
Zovirax	21	(13)	1	-	5	(17)	9	-	6	(25)
Zeffix	57	(2)	3	50	3	(40)	47	2	4	(17)
Other*	23	>100	2	-	1	-	2	-	18	>100

Central nervous system	362	(8)	112	(11)	92	(11)	82	11	76	(15)
Imigran/Imitrex	48	9	22	47	17	(6)	2	100	7	(27)
Lamictal	133	(9)	66	(23)	28	(3)	19	12	20	22
Requip	31	(29)	2	(78)	15	(29)	4	33	10	(8)
Seroxat/Paxil	73	(15)	-	-	14	-	23	10	36	(28)
Wellbutrin	24	20	5	25	12	10	7	17	-	-
Other*	53	2	17	33	6	(36)	27	4	3	-

Cardiovascular and urogenital	558	(24)	313	(37)	133	1	71	4	41	19
Arixtra	49	2	17	6	23	(4)	8	33	1	(50)
Avodart	203	10	75	(3)	66	20	24	20	38	17
Coreg	33	(9)	32	(9)	-	-	-	-	1	-
Fraxiparine	52	(16)	-	-	33	(20)	19	(10)	-	-
Lovaza	148	(3)	147	(3)	-	-	-	-	1	-
Other*	73	(70)	42	(81)	11	(9)	20	(5)	-	-

Metabolic	45	42	1	>100	9	50	18	20	17	(21)
Other*	45	42	1	>100	9	50	18	20	17	(21)

Anti-bacterials	339	7	5	(17)	119	(2)	196	16	19	(5)
Augmentin	175	16	-	-	62	-	103	27	10	25
Other*	164	(1)	5	(17)	57	(5)	93	7	9	(25)

Oncology and emesis	221	23	88	24	79	26	31	7	23	39
Arzerra	21	67	10	-	11	>100	-	-	-	-
Promacta	40	48	16	45	11	38	5	>100	8	33
Tyverb/Tykerb	52	(13)	15	(12)	21	(13)	10	(23)	6	-
Votrient	71	>100	33	>100	26	100	7	75	5	-
Other*	37	(19)	14	(18)	10	(33)	9	(10)	4	-

Dermatology	199	(6)	41	(32)	42	11	99	6	17	(14)
Bactroban	25	(17)	8	(27)	6	(14)	9	11	2	(67)
Duac	17	(39)	4	(75)	7	-	4	33	2	-
Other*	157	3	29	(13)	29	21	86	5	13	(6)

Rare diseases	113	12	27	18	31	(3)	9	-	46	23
Volibris	34	25	-	-	20	6	3	50	11	63
Flolan	27	(20)	7	(13)	5	(29)	-	-	15	(20)
Other*	52	30	20	36	6	-	6	(14)	20	60

Immuno-inflammation	29	>100	27	>100	2	100	-	-	-	-
Benlysta	29	>100	27	>100	2	100	-	-	-	-

Other pharmaceuticals*	141	(21)	(1)	(63)	19	(65)	86	(2)	37	6

Vaccines	680	(11)	146	(3)	237	4	225	7	72	(57)
Boostrix	46	(4)	21	-	13	8	4	(20)	8	(22)
Cervarix	40	(69)	1	-	15	7	17	23	7	(92)
Fluarix, FluLaval	15	>100	4	-	(1)	-	9	>100	3	-
Hepatitis	139	(10)	54	(14)	46	(4)	24	(4)	15	(24)
Infanrix, Pediarix	178	10	38	-	96	3	28	100	16	(6)
Rotarix	80	7	27	4	11	10	31	14	11	(8)
Synflorix	90	23	-	-	12	33	77	26	1	(67)
Other*	92	(15)	1	-	45	8	35	(42)	11	50
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	4,806	(2)	1,696	(6)	1,268	(3)	1,119	8	723	(6)
ViiV Healthcare (HIV)	318	(5)	----------	----------	----------	----------	----------	----------	----------	----------
	----------	----------
	5,124	(2)
	----------	----------

ViiV Healthcare turnover
Three months ended 31 March 2013

	Total		USA		Europe		EMAP		Rest of World
	---------------------------		---------------------------		--------------------------		-----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Combivir	33	(6)	11	>100	14	(23)	7	(32)	1	(50)
Epivir	11	(15)	3	38	4	(29)	2	(25)	2	-
Epzicom/Kivexa	169	6	61	-	77	6	13	46	18	6
Selzentry	37	28	13	4	15	11	2	>100	7	>100
Trizivir	24	(11)	14	(7)	9	(15)	-	-	1	-
Other*	44	(39)	24	(45)	12	(39)	5	-	3	(20)
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	318	(5)	126	(10)	131	(6)	29	2	32	13
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------

* All "Other" Pharmaceuticals and Vaccines product sales totalled £861 million and decreased 18% in the quarter.

Balance sheet

	31 March 2013 £m	31 March 2012 (restated) £m	31 December 2012 (restated) £m
	------------	------------	------------
ASSETS
Non-current assets
Property, plant and equipment	9,147	8,616	8,776
Goodwill	4,550	3,659	4,359
Other intangible assets	10,356	7,605	10,161
Investments in associates and joint ventures	593	626	579
Other investments	908	573	787
Deferred tax assets	2,121	2,729	2,391
Derivative financial instruments	60	88	54
Other non-current assets	1,040	635	682
	------------	------------	------------
Total non-current assets	28,775	24,531	27,789
	------------	------------	------------
Current assets
Inventories	4,197	4,008	3,969
Current tax recoverable	107	87	103
Trade and other receivables	5,674	5,753	5,242
Derivative financial instruments	120	77	49
Liquid investments	83	203	81
Cash and cash equivalents	3,832	5,636	4,184
Assets held for sale	104	514	64
	------------	------------	------------
Total current assets	14,117	16,278	13,692
	------------	------------	------------
TOTAL ASSETS	42,892	40,809	41,481
	------------	------------	------------
LIABILITIES
Current liabilities
Short-term borrowings	(2,023)	(2,723)	(3,631)
Trade and other payables	(7,713)	(7,058)	(8,054)
Derivative financial instruments	(91)	(56)	(63)
Current tax payable	(1,364)	(1,711)	(1,374)
Short-term provisions	(817)	(2,985)	(693)
	------------	------------	------------
Total current liabilities	(12,008)	(14,533)	(13,815)
	------------	------------	------------
Non-current liabilities
Long term borrowings	(17,298)	(11,992)	(14,671)
Deferred tax liabilities	(1,026)	(824)	(1,004)
Pensions and other post-employment benefits	(2,900)	(2,794)	(3,121)
Other provisions	(555)	(497)	(699)
Derivative financial instruments	(2)	(2)	(2)
Other non-current liabilities	(1,486)	(603)	(1,432)
	------------	------------	------------
Total non-current liabilities	(23,267)	(16,712)	(20,929)
	------------	------------	------------
TOTAL LIABILITIES	(35,275)	(31,245)	(34,744)
	------------	------------	------------
NET ASSETS	7,617	9,564	6,737
	------------	------------	------------
EQUITY
Share capital	1,352	1,390	1,349
Share premium account	2,139	1,782	2,022
Retained earnings	1,296	3,944	642
Other reserves	1,907	1,648	1,787
	------------	------------	------------
Shareholders' equity	6,694	8,764	5,800

Non-controlling interests	923	800	937
	------------	------------	------------
TOTAL EQUITY	7,617	9,564	6,737
	------------	------------	------------

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder's equity £m	Non- controlling interests £m	Total equity £m
	------------	------------	------------	------------	------------	------------	------------
At 1 January 2013 as previously reported	1,349	2,022	652	1,787	5,810	937	6,747
Prior year adjustment - IAS 19R			(10)		(10)		(10)
	------------	------------	------------	------------	------------	------------	------------
At 1 January 2013 as restated	1,349	2,022	642	1,787	5,800	937	6,737

Profit for the period			961		961	68	1,029
Other comprehensive income for the period			556	112	668	34	702
	------------	------------	------------	------------	------------	------------	------------
Total comprehensive income for the period			1,517	112	1,629	102	1,731
	------------	------------	------------	------------	------------	------------	------------
Distributions to non-controlling interests						(120)	(120)
Dividends to shareholders			(870)		(870)		(870)
Changes in non-controlling interests			45		45	4	49
Shares issued	3	117			120		120
Ordinary shares purchased and held as Treasury shares			(52)		(52)		(52)
Shares acquired by ESOP Trusts				(41)	(41)		(41)
Write-down on shares held by ESOP Trusts			(49)	49			-
Share-based incentive plans			63		63		63
	------------	------------	------------	------------	------------	------------	------------
At 31 March 2013	1,352	2,139	1,296	1,907	6,694	923	7,617
	------------	------------	------------	------------	------------	------------	------------

At 1 January 2012 as previously reported	1,387	1,673	3,370	1,602	8,032	795	8,827
Prior year adjustment - IAS 19R			(13)		(13)		(13)
	------------	------------	------------	------------	------------	------------	------------
At 1 January 2012 as restated	1,387	1,673	3,357	1,602	8,019	795	8,814

Profit for the period			1,308		1,308	65	1,373
Other comprehensive income/ (expense) for the period			392	(16)	376	(2)	374
	------------	------------	------------	------------	------------	------------	------------
Total comprehensive income/(expense) for the period			1,700	(16)	1,684	63	1,747
	------------	------------	------------	------------	------------	------------	------------
Distributions to non-controlling interests						(47)	(47)
Dividends to shareholders			(847)		(847)		(847)
Changes in non-controlling interests			11		11	(11)	-
Shares issued	3	109			112		112
Ordinary shares purchased and held as Treasury shares			(226)		(226)		(226)
Consideration received for shares transferred by ESOP Trusts				6	6		6
Shares acquired by ESOP Trusts				(39)	(39)		(39)
Write-down on shares held by ESOP Trusts			(95)	95			-
Share-based incentive plans			44		44		44
	------------	------------	------------	------------	------------	------------	------------
At 31 March 2012	1,390	1,782	3,944	1,648	8,764	800	9,564
	------------	------------	------------	------------	------------	------------	------------

Cash flow statement
Three months ended 31 March 2013

	Q1 2013 £m	Q1 2012 (restated) £m
	------------	------------
Profit after tax	1,029	1,373
Tax on profits	382	483
Share of after tax profits of associates and joint ventures	(11)	(10)
Net finance expense	180	168
Depreciation and other non-cash items	559	240
Increase in working capital	(202)	(438)
Decrease in other net liabilities	(434)	(404)
	------------	------------
Cash generated from operations	1,503	1,412
Taxation paid	(256)	(400)
	------------	------------
Net cash inflow from operating activities	1,247	1,012
	------------	------------
Cash flow from investing activities
Purchase of property, plant and equipment	(235)	(168)
Proceeds from sale of property, plant and equipment	4	10
Purchase of intangible assets	(82)	(87)
Proceeds from sale of intangible assets	-	390
Purchase of equity investments	(6)	(4)
Proceeds from sale of equity investments	3	1
Investment in associates and joint ventures	(3)	(21)
Decrease/(increase) in liquid investments	4	(25)
Interest received	17	19
Dividends from associates and joint ventures	-	29
	------------	------------
Net cash (outflow)/inflow from investing activities	(298)	144
	------------	------------
Cash flow from financing activities
Proceeds from own shares for employee share options	-	6
Issue of share capital	120	112
Shares acquired by ESOP Trusts	(41)	(39)
Shares purchased and cancelled or held as Treasury shares	(47)	(218)
Purchase of non-controlling interests	(588)	(14)
Increase in long-term loans	1,901	-
Repayment of short-term loans	(1,749)	(10)
Net repayment of obligations under finance leases	(8)	(8)
Interest paid	(54)	(81)
Dividends paid to shareholders	(870)	(847)
Distributions to non-controlling interests	(120)	(47)
Other financing items	1	(100)
	------------	------------
Net cash outflow from financing activities	(1,455)	(1,246)
	------------	------------
Decrease in cash and bank overdrafts in the period	(506)	(90)
	------------	------------

Cash and bank overdrafts at beginning of the period	3,906	5,605
Exchange adjustments	128	(25)
Decrease in cash and bank overdrafts	(506)	(90)
	------------	------------
Cash and bank overdrafts at end of the period	3,528	5,490
	------------	------------
Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	3,832	5,636
Overdrafts	(304)	(146)
	------------	------------
	3,528	5,490
	------------	------------

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare and the Consumer Healthcare business as a whole, respectively.  Several minor product reclassifications between the Pharmaceuticals and Consumer Healthcare segments have been made with effect from 1 January 2013.  Comparative information has been restated accordingly.

R&D investment is essential for the sustainability of the pharmaceutical businesses.  However, for segment reporting, the US, Europe, EMAP and Japan Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs.  The Group's management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.

Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.

Turnover by segment
	Q1 2013 £m	Q1 2012 (restated) £m	Growth CER%
	------------	------------	------------
USA	1,696	1,784	(6)
Europe	1,268	1,295	(3)
EMAP	1,119	1,049	8
Japan	447	549	(8)
ViiV Healthcare	318	334	(5)
Other trading and unallocated pharmaceuticals and vaccines	276	283	(2)
	------------	------------	------------
Pharmaceuticals and Vaccines	5,124	5,294	(2)
Consumer Healthcare	1,347	1,346	1
	------------	------------	------------
	6,471	6,640	(2)
	------------	------------	------------

Operating profit by segment
	Q1 2013 £m	Q1 2012 (restated) £m	Growth CER%
	------------	------------	------------
USA	1,193	1,259	(7)
Europe	699	672	3
EMAP	337	310	5
Japan	257	342	(12)
ViiV Healthcare	205	239	(15)
Pharmaceuticals R&D	(686)	(689)	(1)
Other trading and unallocated pharmaceuticals and vaccines	59	(76)	>100
	------------	------------	------------
Pharmaceuticals and Vaccines	1,946	2,057	(10)
Consumer Healthcare	225	232	(3)
	------------	------------	------------
Segment profit	2,171	2,289	(9)
Corporate and other unallocated costs and disposal profits	(246)	(241)	2
	------------	------------	------------
Core operating profit	1,925	2,048	(11)
Non-core items	(345)	(34)
	------------	------------	------------
Total operating profit	1,580	2,014	(26)

Finance income	23	28
Finance costs	(203)	(196)
Share of after tax profits of associates and joint ventures	11	10
	------------	------------	------------
Profit before taxation	1,411	1,856	(29)
	------------	------------	------------

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the 'Legal Proceedings' note in the Annual Report 2012.

At 31 March 2013, the Group's aggregate provision for legal and other disputes (not including tax matters described under 'Taxation' below was £0.5 billion (31 December 2012: £0.5 billion).  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group's position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group's financial accounts.

There have been no significant developments since the date of the Annual Report 2012.

Developments with respect to tax matters are described in 'Taxation' below
.

Taxation

Transfer pricing and other issues are as previously described in the 'Taxation' note in the Annual Report 2012.  There have been no material changes to tax matters since the publication of the Annual Report.

Tax on core profits amounted to £394 million and represented an effective tax rate of 22.4% (Q1 2012: 25.9%).  The charge for taxation on total profits amounted to £382 million and represented an effective tax rate of 27.1% (Q1 2012: 26.0%).  The effective tax rate on core profits benefited from the enactment of the 2012 US R&D tax credit in January 2013.

The expected core tax rate for the full year continues to be around 24%.  The Group's balance sheet at 31 March 2013 included a tax payable liability of £1,364 million and a tax recoverable asset of £107 million.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three months ended 31 March 2013 and should be read in conjunction with the Annual Report 2012, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2012, except that IAS 19 (Revised) 'Employee benefits' has been applied from 1 January 2013 (see page 8).  Comparative information has been restated accordingly.  In addition, IFRS 10 'Consolidated financial statements', IFRS 11 'Joint arrangements', IFRS 12 'Disclosures of interests in other entities', IFRS 13 'Fair value measurement' and amendments to IAS 1 'Presentation of items of other comprehensive income', IAS 28 'Investments in associates and joint ventures' and IFRS 7 'Disclosures - offsetting financial assets and financial liabilities' have been implemented from 1 January 2013.  These revisions have not had a material impact on the results or financial position of the Group.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The balance sheet at 31 December 2012 has been derived from the full Group accounts published in the Annual Report 2012, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2013	Q1 2012	2012
	------------	------------	------------
Average rates:
US$/£	1.56	1.58	1.59
Euro/£	1.19	1.20	1.23
Yen/£	142	125	127

Period end rates:
US$/£	1.52	1.60	1.63
Euro/£	1.18	1.20	1.23
Yen/£	143	132	141

During Q1 2013 average Sterling exchange rates were weaker against the US Dollar and the Euro but stronger against the Yen compared with the same period in 2012.  Similarly, period end Sterling exchange rates were weaker against the US Dollar and the Euro but stronger against the Yen.

Weighted average number of shares
	Q1 2013 millions	Q1 2012 millions
	------------	------------
Weighted average number of shares - basic	4,834	4,963
Dilutive effect of share options and share awards	13	72
	------------	------------
Weighted average number of shares - diluted	4,847	5,035
	------------	------------

At 31 March 2013, 4,844 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,962 million shares at 31 March 2012.

Net assets
The book value of net assets increased by £880 million from £6,737 million at 31 December 2012 to £7,617 million at 31 March 2013.  This reflects a decrease in the pension deficit together with profits retained exceeding shares repurchased in the period.  At 31 March 2013, the net deficit on the Group's pension plans was £698 million compared with £1,312 million at 31 December 2012.  The decrease in the net deficit primarily arose from an increase in UK asset values together with an increase in the rate used to discount US pension liabilities from 3.8% to 4.0%, partly offset by an increase in the UK inflation rate.

The carrying value of investments in associates and joint ventures at 31 March 2013 was £593 million, with a market value of £1,392 million.

At 31 March 2013, the ESOP Trusts held 66 million GSK shares against the future exercise of share options and share awards.  The carrying value of £383 million has been deducted from other reserves.  The market value of these shares was £1,011 million.

During the quarter, GSK purchased £52 million of shares to be held as Treasury shares.  At 31 March 2013, the company held 498.4 million Treasury shares at a cost of £6,654 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 31 March 2013 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group's business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer and outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 31.

Reconciliation of cash flow to movements in net debt

	Q1 2013 £m	Q1 2012 £m
	------------	------------
Net debt at beginning of the period	(14,037)	(9,003)

Decrease in cash and bank overdrafts	(506)	(90)
Cash (inflow)/outflow from liquid investments	(4)	25
Net increase in long-term loans	(1,901)	-
Net repayment of short-term loans	1,749	10
Net repayment of obligations under finance leases	8	8
Exchange adjustments	(713)	173
Other non-cash movements	(2)	1
	------------	------------
(Increase)/decrease in net debt	(1,369)	127
	------------	------------
Net debt at end of the period	(15,406)	(8,876)
	------------	------------

Core results reconciliations

The reconciliations between core results and total results for Q1 2013 and Q1 2012 are set out below.

Income statement - Core results reconciliation Three months ended 31 March 2013

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	6,471						6,471
Cost of sales	(1,847)	(109)		(20)			(1,976)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,624	(109)		(20)			4,495

Selling, general and administration	(1,955)			(60)	(66)	1	(2,080)
Research and development	(857)	(25)	1	(6)		(17)	(904)
Royalty income	113						113
Other operating income/(expense)						(44)	(44)
	------------	------------	------------	------------	------------	------------	------------
Operating profit	1,925	(134)	1	(86)	(66)	(60)	1,580

Net finance costs	(176)			(2)		(2)	(180)

Share of after tax profits of associates and joint ventures	11						11
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,760	(134)	1	(88)	(66)	(62)	1,411

Taxation	(394)	37		(57)	12	20	(382)
Tax rate %	22.4%						27.1%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,366	(97)	1	(145)	(54)	(42)	1,029
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	68						68

Profit attributable to shareholders	1,298	(97)	1	(145)	(54)	(42)	961
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	26.9p	(2.0)p	-	(3.0)p	(1.1)p	(0.9)p	19.9p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,834						4,834
	------------						------------

Income statement - Core results reconciliation Three months ended 31 March 2012

	Core results (restated) £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results (restated) £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	6,640						6,640
Cost of sales	(1,719)	(79)		(20)			(1,818)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,921	(79)		(20)			4,822

Selling, general and administration	(2,050)			(59)	(33)		(2,142)
Research and development	(895)	(25)	(52)	(2)			(974)
Royalty income	72						72
Other operating income						236	236
	------------	------------	------------	------------	------------	------------	------------
Operating profit	2,048	(104)	(52)	(81)	(33)	236	2,014

Net finance costs	(168)						(168)

Share of after tax profits of associates and joint ventures	10						10
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,890	(104)	(52)	(81)	(33)	236	1,856

Taxation	(489)	30	16	18	5	(63)	(483)
Tax rate %	25.9%						26.0%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,401	(74)	(36)	(63)	(28)	173	1,373
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	65						65

Profit attributable to shareholders	1,336	(74)	(36)	(63)	(28)	173	1,308
	------------	------------	------------	------------	------------	------------	------------
	26.9p	(1.5)p	(0.7)p	(1.2)p	(0.6)p	3.5p	26.4p
Earnings per share	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,963						4,963
	------------						------------

Independent review report to GlaxoSmithKline plc

Introduction
We have been engaged by the company to review the condensed financial information in the results announcement for the three months ended 31 March 2013 which comprises the income statement and statement of comprehensive income for the three months ended 31 March 2013, the balance sheet at 31 March 2013, the cash flow statement and statement of changes in equity for the three months ended 31 March 2013, accounting policies and basis of preparation and related notes on pages 29 to 35 (excluding the Pharmaceuticals, Vaccines and ViiV Healthcare turnover tables).  We have read the other information contained in the results announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Directors' responsibilities
The results announcement is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the condensed financial information in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 32.

As disclosed on page 32, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed financial information in the results announcement has been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 32.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed financial information in the results announcement based on our review.  This report, including the conclusion, has been prepared for and only for the company for management's stewardship purposes and for no other purpose.  We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the results announcement for the three months ended 31 March 2013 is not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 32 of the results announcement.

PricewaterhouseCoopers LLP
Chartered Accountants
24 April 2013
London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of condensed financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 24, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc